EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 31 March 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2024 £m

Equity
Ordinary shareholders’ equity	35,442
Other equity instruments	5,018
Non-controlling interests	62
Total equity	40,522

Indebtedness
Subordinated liabilities	6,814
Debt securities
Debt securities in issue at amortised cost	54,098
Liabilities designated at fair value through profit or loss	5,008
Total debt securities	59,106
Total indebtedness	65,920

Total capitalisation and indebtedness	106,442
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2024, all indebtedness was unsecured except for £17.8 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 March 2024.
There has been no material change in the information set forth in the table above since 31 March 2024.